SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

STEVIA FIRST CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

86031Q104

(CUSIP Number)

Avtar S. Dhillon

Stevia First Corp.

5225 Carlson Road

Yuba City, CA 95993

(530) 231-7800

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 524938107		13D	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS Avtar S. Dhillon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,650,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,650,000 (1)
	10	SHARED DISPOSITIVE POWER 0 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,650,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.9% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 5,150,000 shares of Common Stock and an option to purchase 500,000 shares of Common Stock.

(2) The percentage was calculated based upon 51,950,000 shares of Common Stock, as follows: 51,450,000 shares of Common Stock outstanding as of February 24, 2012, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Commission on February 28, 2012, and 500,000 shares of Common Stock issuable upon exercise of an option held by the Reporting Person.

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Explanatory Note:

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D initially filed on August 22, 2011 (as amended, the “Statement”), on behalf of Avtar S. Dhillon (the “Reporting Person”) relating to the beneficial ownership of shares of common stock, par value $0.001 value per share (the “Common Stock”) of Stevia First Corp., a Nevada corporation (formerly known as Land Mining Inc., the “Issuer”).  The Reporting Person is filing this Amendment to report changes in his beneficial ownership since the date of the Statement as previously filed on August 22, 2011. Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Statement as previously filed.  Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Statement as previously filed.

Item 2.  Identity and Background.

Items 2(a) through 2(c) are amended and restated in their entirety to read in full as follows:

(a) - (c)  This Statement is being filed by Avtar S. Dhillon. The business address for the Reporting Person is Stevia First Corp., 5225 Carlson Road, Yuba City, CA 95993. The Reporting Person is currently a director of the Issuer and was formerly the Interim Chief Executive Officer and Interim Chief Financial Officer of the Issuer until January 2012. The Reporting Person is currently also (i) a director of BC Advantage Funds, a venture capital corporation in British Columbia, which is located at 885 West Georgia St., Suite 1500, Vancouver, BC, Canada V6C 3E8, (ii) the Chairman of the Board of Inovio Pharmaceuticals, Inc. (NYSE AMEX: INO), a vertically integrated DNA vaccine development company, which is located at 1787 Sentry Parkway West, Building 18, Suite 400, Blue Bell, Pennsylvania 19422, and (iii) the Chairman of the Board of Oncosec Medical, Inc. (OTCBB: ONCS), a developer of ElectroOncology therapies to treat solid tumor cancers, which is located at 4690 Executive Drive, Suite 250, San Diego, CA 92121.

Item 4.  Purpose of Transaction.

The first paragraph of Item 4 is deleted in its entirety and replaced with the following three paragraphs:

On October 10, 2011, the Issuer affected a seven (7) for one (1) forward stock split of authorized, issued and outstanding Common Stock.  As a result and immediately after the consummation of the forward stock split, the Reporting Person owned 31,500,000 shares of Common Stock.

On February 3, 2012, the Reporting Person sold 2,572,500 shares of Common Stock to Robert Brooke, the current Chief Executive Officer, Secretary and Treasurer of the Issuer, and on February 14, 2012, the Reporting Person sold an aggregate of 23,777,500 shares of Common Stock to multiple investors. All such sales were made in private transactions at a price of $0.0022 per share of Common Stock.

The Reporting Person acquired the shares of Common Stock for investment purposes. Depending on market conditions and other factors, the Reporting Person may acquire additional securities of the Issuer as he deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with the Issuer or otherwise. The Reporting Person also reserves the right to dispose of some or all of his shares of Common Stock in the open market, in privately negotiated transactions to third parties or otherwise, provided such transactions are in compliance with applicable securities laws.

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Item 5.  Interest in Securities of the Issuer.

Items 5(a) through 5(c) are amended and restated in their entirety to read as follows:

(a)  According to the Current Report on Form 8-K filed on February 28, 2012 by the Issuer with the Securities and Exchange Commission (the “Commission”), as of February 24, 2012, there were 51,450,000 shares of Common Stock outstanding. After the consummation of the sales of Common Stock described in Item 3 of this Statement, the Reporting Person is the record holder of 5,150,000 shares of Common Stock and an option to purchase 500,000 shares of Common Stock, which was issued to the Reporting Person in connection with his service to the Issuer as a director and its former Interim Chief Executive Officer and Interim Chief Financial Officer and is exercisable within 60 days of February 3, 2012, together representing approximately 10.9% of the issued and outstanding shares of Common Stock (assuming the exercise of the option held by the Reporting Person).

(b)

The Reporting Person has the sole power to vote and dispose of 5,650,000 shares of Common Stock (giving effect to the shares of Common Stock underlying the option issued to the Reporting Person in connection with his service to the Issuer as a director and its former Interim Chief Executive Officer and Interim Chief Financial Officer, which is exercisable within 60 days of February 3, 2012).

(c)

Except as reported herein, the Reporting Person has not effected any transactions in the Issuer’s securities within the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended by adding the following paragraphs as the first and second paragraph of Item 6:

The first paragraph of Item 4 is incorporated herein by reference.

On February 24, 2012, the Reporting Person was granted an option to purchase 500,000 shares of Common Stock of the Issuer pursuant to the Issuer’s 2012 Stock Incentive Plan in connection with his service to the Issuer as a director and as its former Interim Chief Executive Officer and Chief Financial Officer. The option is exercisable at a price of $0.10 per share, expires on February 24, 2022, and vested in full on April 1, 2012.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Form of Stock Purchase Agreement by and between Avtar S. Dhillon and the purchasers named therein.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2012	By: /s/ Avtar S. Dhillon Avtar S. Dhillon

5

Exhibit A

SHARE PURCHASE AGREEMENT

This AGREEMENT (the “Agreement”) is made as of the ___ day of _____________, 2012, by and between:

Avtar Dhillon, an individual having an address for notice and delivery located at 862 Murray Ct., Yuba City, CA  95991

(referred to as “Seller”)

And

________________, an individual having an address for notice and delivery located at

_____________________________________________________

(the “Purchaser”)

And

Stevia First Corp., a Nevada corporation (the “Company”).

R E C I T A L S:

FIRST, Seller is the registered owner of ____________ shares of common stock of the Company.

SECOND, Sellers desire to sell _____________ shares (the “Shares”) registered in the name of the Seller to the Purchaser on the terms and conditions provided for in this Agreement.

THIRD, Purchaser desires to purchase the Shares from the Sellers on the terms and conditions provided for in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

I.  PURCHASE AND SALE OF THE SHARES.

1.01

Shares being Sold.  Subject to the terms and conditions of this Agreement, the Seller is selling, assigning, and delivering the Shares to the Purchaser at the closing provided for in Section 1.03 hereof (the "Closing"), free and clear of all liens, charges, or encumbrances of whatsoever nature.

1.02

Consideration.  The Seller acknowledges that Purchaser is purchasing the Shares for an aggregate consideration of US$________________, which shall be delivered to the Seller at the Closing.

1.03

Closing.  The Closing of the transactions provided for in this Agreement is taking place on or before _______________ __, 2012.

II.  REPRESENTATIONS AND WARRANTIES BY THE SELLER.

The Seller hereby represents and warrants to the Purchaser that to the best of the Seller’s knowledge, with the intent that the Purchaser will rely on these representations and warranties in entering into this Agreement, and in concluding the purchase and sale contemplated by this Agreement, that:

2.01

Authority.  The Seller has the power and authority to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Seller and constitutes a valid and binding instrument, enforceable in accordance with its terms.

2.02

Title to the Shares.  The Seller is the sole legal and beneficial owner of the Shares in Legend and the Seller has good and marketable title thereto.  All of the Shares owned by the Seller are owned free and clear of any liens, claims, options, charges, or encumbrances of whatsoever nature (other than restrictions on transfer under applicable state and federal laws and any restrictions under the Bylaws of the Company).  The Seller has the unqualified right to sell, assign, and deliver the Shares, and, upon consummation of the transactions contemplated by this Agreement, the Purchaser will acquire good and valid title to the Shares, free and clear of all liens, claims, options, charges, and encumbrances of whatsoever nature.

2.03

No Claims.  There are currently no claims or lawsuits threatened or pending against Seller as the owner of his shares, and the Seller is unaware of any conditions or circumstances that would lead to or justify the filing of any claim or lawsuit.

2.04

No Registration.  The transfer of the Shares affected by this Agreement involved no general solicitation by Seller, and Seller’s transfer of the Shares to the Purchaser pursuant to this Agreement does not require registration of such Shares under the Securities Act of 1933, as amended.

III.  REPRESENTATIONS AND WARRANTIES BY THE PURCHASER.

The Purchaser hereby represents and warrants to the Seller that to the best of the Purchaser’s knowledge, with the intent that the Seller will rely on these representations and warranties in entering into this Agreement, and in concluding the purchase and sale contemplated by this Agreement, that:

3.01

Representations Regarding the Acquisition of the Shares.

(a)  The undersigned Purchaser understands that the SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR FOREIGN SECURITIES AGENCIES;

(b)  The undersigned Purchaser understands that THE SHARES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SHARES UNDER THE SECURITIES ACT OR AN EXEMPTION FROM THE SECURITIES ACT. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS AND THE LAWS OF OTHER APPLICABLE JURISDICTIONS.

(c)  The Purchaser is not an underwriter and is acquiring the Seller’s Shares solely for investment for the account of the Purchaser and not with a view to, or for, resale in connection with any distribution within the meaning of the federal securities act, the state securities acts or any other applicable laws;

(d)  The Purchaser understands the speculative nature and risks of investments associated with the Company and confirms that the Shares are suitable and consistent with his investment program and that his financial position enables him to bear the risks of this investment;

(e)  The Purchaser represents that he is sophisticated and has had the opportunity to ask questions of the Company and the Seller and receive additional information from the Company and the Seller to the extent that the Company and the Seller possessed such information, or could acquire it without unreasonable effort or expense necessary to evaluate the merits and risks of any investment in the Company.  Further, the Purchaser has been given or has had access to:  (1) all material books and records of the Company; (2) all material contracts and documents relating to the Company and this proposed transaction; (3) an opportunity to question the Seller and the appropriate executive officers of the Company; and, (4) all reports and registration statements filed with the SEC.  The Purchaser is not relying on any representations or warranties of the Seller or the Company regarding the Shares other than as expressly set forth herein.

3.02

Authority.  The Purchaser has the power and authority to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding instrument, enforceable in accordance with its terms.

3.03

No Violation.  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation or default under any term or provision of any contract, commitment, indenture, other agreement or restriction of any kind or character to which the Purchaser is a party or by which the Purchaser is bound.

3.04

Restricted Shares.  The Purchaser hereby agrees that such shares are restricted securities pursuant to Rule 144(a)(3) and therefore the Shares are subject to federal securities laws and applicable regulations in that the Shares may be resold without registration under the Act only in certain limited circumstances.  In this connection, the Purchaser represents that it is familiar with Securities and Exchange Rule 144 as presently in effect, and understands that the resale limitations imposed by Rule 144 and by the Act.

3.05

Accredited Investor.  The Purchaser is an “accredited investor” meeting one or more of the criteria in Rule 501(a) of Regulation D promulgated under the within the meaning of Rule 501(a) of Regulation D promulgated under the U.S. Securities Act of 1933, as amended.

3.06

Stop-Transfer Instructions.  The Purchaser authorizes the Company to issue stop-transfer instructions to its stock transfer agent whenever necessary or appropriate to ensure that the Purchaser complies with this Agreement.  The Purchaser acknowledges that the Company is a party to this Agreement and may take all actions that are necessary and appropriate to enforce this Agreement.

3.07

Advisors.  The Purchaser represents and warrants that he has consulted with his own tax, investment and legal advisors with respect to the federal, state, local and foreign tax consequences arising from the purchase of the Shares hereunder to the extent the Purchaser has determined it necessary to protect the Purchaser’s own interests in connection with the purchase of the Shares in view of the Purchaser’s prior financial experience and present financial condition and has relied on the Purchaser’s own analysis and investigation in that of the Purchaser’s advisors in determining whether to acquire the Shares.

3.08

Legend.  The Purchaser authorizes the Company and its agents to place on each certificate for the Shares which the Purchaser may acquire hereunder a legend stating that the Shares have not been registered under the Act or any state securities law in setting forth the aforementioned restrictions and terms applicable to the Shares.

IV.  SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION.

4.01

Survival of Representations.  All representations, warranties, and agreements made by any party in this Agreement or pursuant hereto shall survive the execution and delivery hereof for a period of one (1) year from and after the Closing.

4.02

Indemnification.  The Seller agrees to indemnify the Purchaser and hold him harmless from and in respect of any assessment, loss, damage, liability, cost, and expense

(including, without limitation, interest, penalties, and reasonable attorneys' fees) in excess of $5,000.00 in the aggregate, imposed upon or incurred by the Purchaser resulting from a breach of any agreement, representation, or warranty of the Seller.  Assertion by a party to their right to indemnification under this Section 4.02 shall not preclude the assertion by the parties of any other rights or the seeking of any other remedies against the opposing party.

V.  MISCELLANEOUS

5.02

Expenses.  All fees and expenses incurred by the Purchaser and the Seller in connection with the transactions contemplated by this Agreement shall be borne by the respective parties hereto.

5.03

Further Assurances.  From time to time, at the Purchaser's request and without further consideration, the Seller, at their expense, will execute and deliver such documents and will take such action as the Purchaser may reasonably request in order to effectively consummate the transactions herein contemplated.

5.04

Entire Agreement.  This Agreement contains all of the terms agreed upon by the parties with respect to the subject matter hereof.  This Agreement supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof.  This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns.

5.05

No Assignments.  Neither party may assign nor delegate any of its rights or obligations hereunder without first obtaining the written consent of the other party.

5.06

Headings.  The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretations of this Agreement.

5.07

Severability.  In the event that any term, covenant, condition or other provision contained herein is held to be invalid, void or otherwise unenforceable by any court of competent jurisdiction, the invalidity of any such term, covenant, condition, provision or Agreement shall in no way affect any other term, covenant, condition or provision or Agreement contained herein, which shall remain in full force and effect.

5.08

Governing Law.  This Agreement will be governed exclusively by and construed and enforced in accordance with the laws and Courts prevailing in the State of Nevada, without regard to its conflict-of-laws rules.

5.09

Notices.  All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed (registered or certified mail, postage prepaid, return receipt requested) as follows:

If to the Seller:	Avtar Dhillon
862 Murray Ct.
Yuba City, CA 95991

If to the Purchaser:

5.10

Effect.  In the event any portion of this Agreement is deemed to be null and void under any state, provincial, or federal law, all other portions and provisions not deemed void or voidable shall be given full force and effect.

5.11

Gender and Number.  Words importing a particular gender mean and include the other gender and words importing a singular number mean and include the plural number and vice versa, unless the context clearly indicated to the contrary

5.12

Counterparts.  This Agreement may be executed simultaneously in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Facsimile and or pdf email attachment signatures are acceptable and deemed original signatures.

5.13

Attorney Representation.  The Seller and the Purchaser acknowledge that (a) such party has read this Agreement; (b) such party has been represented in the preparation, negotiation and execution of this Agreement by legal counsel of such party’s own choice or has voluntarily declined to seek such counsel; and (c) such party understands the terms and consequences of this Agreement and fully aware of the legal and binding effect of this Agreement.  The Seller and the Purchaser understand that the Company has been represented in the preparation, negotiation and execution of this Agreement by Morrison & Foerster LLP, counsel to the Company, and that Morrison & Foerster LLP has not represented the Seller or the Purchaser in the preparation, negotiation and/or execution of this Agreement.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Seller and the Purchaser, on the date first above written.

SELLER:

____________________________

AVTAR DHILLON

PURCHASER:

By:  ________________________

Name: ______________________

COMPANY:

STEVIA FIRST CORP.

By _________________________

Name: ROBERT BROOKE

Title: CEO